Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to 5 August 2022

3 August 2022 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the acquisition of shares by the following Group Executive Committee members, who are also PDMRs, under the Company’s Long Term Performance Plan (‘LTPP’). These awards relate to the 2019 LTPP and are referred to in the Company's 2021/22 Annual Report and Accounts. The awards were conditional on continued employment with the Company and on the satisfaction of the performance conditions approved by the Remuneration Committee, which (after tax on the gross award) must be retained until the shareholding requirement is met, and in any event for Executive Directors two years after receipt. This award is subject to malus and clawback provisions. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2019 award. c) Price(s) and volume(s) Price(s) Volume(s)

GBP Nil 180,871 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2022.07.29 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 11.242420 87,577 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2022.08.02 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification

a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 636274409 b) Nature of the transaction Acquisition of American Depositary Shares (‘ADS’) in respect of the Long Term Performance Plan (‘LTPP’) 2019 award. c) Price(s) and volume(s) Price(s) Volume(s) USD Nil 26,886 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2022.07.29 f) Place of the transaction Outside of a Trading Venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Sale of ADS resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) USD $69.9255 11,966 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2022.08.02 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2019 award. c) Price(s) and volume(s) Price(s) Volume(s) GBP Nil 365,099 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2022.07.29 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 11.242420 176,779 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2022.08.02

f) Place of the transaction London Stock Exchange (XLON)

2 August 2022 National Grid plc / National Grid Electricity Transmission plc Publication of a Supplementary Prospectus The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing: The Supplementary Prospectus dated 2 August 2022 (the “Supplementary Prospectus”) supplementing the prospectus dated 16 August 2021 (as supplemented by the supplement to the prospectus dated 18 November 2021 and the supplement to the prospectus dated 19 May 2022 (together, the “Prospectus”)) for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme. The Supplementary Prospectus should be read and construed in conjunction with the Prospectus. To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser: [RNS will insert the URL of PDF prospectus] A copy of the Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. For further information, please contact: Kwok Liu +44 (0) 7900 405 729 (m) Deputy Treasurer, Funding & Investment National Grid plc Danielle Dominey-Kent +44 (0) 7977 054 575 (m) Corporate Communications National Grid plc DISCLAIMER - INTENDED ADDRESSEES Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein. Your right to access this service is conditional upon complying with the above requirement.

2 August 2022 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the National Grid US Employee Stock Purchase Plan (‘ESPP’) monthly purchase on behalf of a PDMR. The relevant FCA notification is set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Monthly purchase of securities under the National Grid US Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $58.966795 33.607897 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2022.08.01 f) Place of the transaction Outside a trading venue

1 August 2022 National Grid plc ('National Grid' or 'Company') Voting Rights and Capital Update National Grid's registered capital as at 31 July 2022 consisted of 3,904,074,348 ordinary shares, of which, 254,331,682 were held as treasury shares; leaving a balance of 3,649,742,666 shares with voting rights. The figure of 3,649,742,666 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Megan Barnes Head of Company Secretariat

18 July 2022 National Grid plc ('National Grid' or 'Company') Director’s Other Appointment In accordance with Listing Rule 9.6.14(2), National Grid notes that Liz Hewitt, a Non-executive Director, is appointed as a Non-executive Director of Glencore plc, a company listed on the London Stock Exchange’s main market with a secondary listing on the Johannesburg Stock Exchange, with immediate effect. There have been no other changes to the information set out in LR 9.6.13R (2) to LR 9.6.13R (6). Megan Barnes Head of Company Secretariat

15 July 2022 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 10.89 14 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2022.07.13 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 10.89 14 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2022.07.13 f) Place of the transaction London Stock Exchange (XLON)